# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patterson-UTI Energy, Inc., CIK 0000889900
CUSIP: 703481101
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 10713 W. Sam Houston Parkway N., Suite 800, Houston, Texas (TX), 77064
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001989449

## Reporting persons
- BEP Diamond Topco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,102,773; shared voting power 0; sole dispositive power 0; shared dispositive power 2,102,773; aggregate amount beneficially owned 2,102,773 (0.5% of the class)
- BEP Diamond Topco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,102,773; shared voting power 0; sole dispositive power 0; shared dispositive power 2,102,773; aggregate amount beneficially owned 2,102,773 (0.5% of the class)
- BEP Diamond Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- BCP VII/BEP II Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Energy Management Associates II L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,061,525; sole dispositive power 0; shared dispositive power 28,061,525; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Management Associates VII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,061,525; sole dispositive power 0; shared dispositive power 28,061,525; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- BMA VII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,061,525; sole dispositive power 0; shared dispositive power 28,061,525; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone EMA II L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,061,525; sole dispositive power 0; shared dispositive power 28,061,525; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Holdings III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Holdings III GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Holdings III GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 28,061,525; shared voting power 0; sole dispositive power 25,958,752; shared dispositive power 2,102,773; aggregate amount beneficially owned 28,061,525 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Patterson-UTI Energy, Inc.
Address of issuer's principal executive offices: 10713 W. Sam Houston Parkway N., Suite 800, Houston, TX 77064

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) BEP Diamond Topco L.P.

(ii) BEP Diamond Topco LLC

(iii) BEP Diamond Aggregator L.P.

(iv) BCP VII/BEP II Holdings Manager L.L.C.

(v) Blackstone Energy Management Associates II L.L.C.

(vi) Blackstone Management Associates VII L.L.C.

(vii) BMA VII L.L.C.

(viii) Blackstone EMA II L.L.C.

(ix) Blackstone Holdings III L.P.

(x) Blackstone Holdings III GP L.P.

(xi) Blackstone Holdings III GP Management L.L.C.

(xii) Blackstone Inc.

(xiii) Blackstone Group Management L.L.C.

(xiv) Stephen A. Schwarzman

BEP Diamond Topco LLC is the general partner of BEP Diamond Topco L.P. BEP Diamond Aggregator L.P. holds a majority of the limited liability company interests in BEP Diamond Topco LLC, and has the power to appoint the majority of the members of the board of managers of BEP Diamond Topco LLC.

BCP VII/BEP II Holdings Manager L.L.C. is the general partner of BEP Diamond Aggregator L.P. Blackstone Energy Management Associates II L.L.C. and Blackstone Management Associates VII L.L.C. are the managing members of BCP VII/BEP II Holdings Manager L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VII L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Common Stock, $0.01 par value ("Common Stock") of Patterson-UTI Energy, Inc. (the "Issuer") beneficially owned by entities directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than BEP Diamond Topco L.P. and BEP Diamond Aggregator L.P. to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Calculations of the percentage of shares of Common Stock beneficially owned are based on 385,987,026 shares of Common Stock outstanding as of April 23, 2025, as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on April 29, 2025. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.

As of June 30, 2025, BEP Diamond Aggregator L.P. directly holds 25,958,752 shares of Common Stock, and BEP Diamond Topco L.P. maintains sole voting power and shared dispositive power with respect to 2,102,773 shares of Common Stock held in escrow until such shares are released to BEP Diamond Topco L.P.'s designee or the designee of the Issuer, as applicable, in each case in accordance with the terms of the Agreement and Plan of Merger, dated as of July 3, 2023.
Percent of class: As of June 30, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT LIST

Exhibit 99.1 Signature Blocks.

## Signatures
- BEP Diamond Topco L.P.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- BEP Diamond Topco LLC: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- BEP Diamond Aggregator L.P.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- BCP VII/BEP II Holdings Manager L.L.C.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- Blackstone Energy Management Associates II L.L.C.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- Blackstone Management Associates VII L.L.C.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- BMA VII L.L.C.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- Blackstone EMA II L.L.C.: /s/ Omar Rehman, Omar Rehman, Authorized Signatory, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings III L.P.: /s/ Victoria Portnoy, Victoria Portnoy, MD - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings III GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Holdings III GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/08/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman, See Exhibit 99.1 (08/08/2025)